Mail Stop 4561

June 20, 2008

Albert P. Hernandez, Chief Executive Officer
Omega United, Inc.
187805 NW 15th Street
Miami, FL 33126
Via facsimile also at: (305) 593-0843

> **Re: Omega United, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed June 12, 2008**
> **File No. 000-52137**

Dear Mr. Hernandez:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal 2, page 11

1. You are proposing four changes to your Amended Articles of Incorporation. On the form of proxy, please provide a means whereby a shareholder may specify by boxes a choice between approval or disapproval of, or abstention with respect to, each separate matter. Alternatively, tell us why you believe that it is not necessary to present each proposed charter amendment separately. See Rule 14a-4(b)(1) under the Securities Exchange Act of 1934. Note that if the changes are presented separately, you should also revise your filing to clarify whether any of the proposals are conditioned upon approval of any other proposal(s).

2. Please ensure that your proxy statement clearly discloses the purpose and effect on your shareholders of each of the proposed charter amendments, as called for by Item 19 of Schedule 14A. In particular, you do not appear to have discussed the purpose

and effect of the proposed supermajority voting provisions or exclusive board authority to amend the bylaws. With respect to the proposed supermajority vote provisions, your filing currently refers to Articles III, IV and V of your charter, but does not explain what each of these Articles provides. Please expand your disclosure to summarize succinctly each of the referenced Articles, so that your shareholders can better understand the effects of the proposal to require a supermajority vote in certain instances.

3. In addition, please refer to Release No. 34-15230 and discuss the possible anti-takeover effects of the proposals to amend your charter to provide for each of the following: a staggered board, supermajority voting requirements to amend certain provisions of the charter, and the exclusive authority of your board of directors to amend or repeal your bylaws. Ensure that your revised filing addresses the specific issues raised in the Release with respect to the proposed classification of directors and supermajority voting provisions.

Proposal 3, page 15

4. Please disclose any grants of awards that are contemplated to be made under the proposed 2008 Omnibus Equity Incentive Compensation Plan concurrent with the approval of the plan. If no such grants are contemplated, please make a clear statement in your proxy statement to that effect.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Katherine Wray at (202) 551-3483 with any questions. If you require further assistance you may contact me at (202) 551-3503. You may also contact Mark P. Shuman, Legal Branch Chief, at (202) 551-3462 if you thereafter have any other questions.

Sincerely,

David L. Orlic
Special Counsel